Exhibit 99.1
Qiao Xing Universal Announces the Result of its Subsidiary’s Court Meeting Regarding the Proposed
Privatization
— The Company Keeps Its Commitment to Becoming a Pure Player and Larger Player in the Resources Industry.
HUIZHOU, China, April 7, 2011 /PRNewswire-Asia-FirstCall/ —Qiao Xing Universal Resources, Inc. (NASDAQ:XING) (“XING”), one of the leading players in the molybdenum-mining business as well as a company with meaningful size in the resources industry, today announced the result of Qiao Xing Mobile Communication Co., Ltd’s (NYSE:QXM)(“QXM”) shareholder meeting, which was held on April 7, 2011(the “Court Meeting”). The meeting was scheduled to be convened at 10:00 a.m. Hong Kong time to consider the proposal by XING to acquire all of the outstanding ordinary shares of QXM not already held by XING , by way of a scheme of arrangement under Subsection 179A of the British Virgin Islands Business Companies Act, 2004 (as amended). The meeting was adjourned for lack of quorum because an insufficient number of shareholders attended the meeting to satisfy the quorum requirements. As a result, the meeting was adjourned permanently and XING will not be able to proceed with the Proposed Privatization via Scheme of Arrangement.
Mr. Wu Rui Lin, Chairman and Chief Executive Officer of XING, commented, “in order to implement the proposal, we have been working very hard for more than 7 months. It is indeed a great pity to find out such a result. We are reporting the result to the Board and will wait for further instructions from the Board. Once a Board resolution is made, we will make it public and hold a conference call, which we hope to do as soon as possible. However, nothing can change our commitment to becoming a pure resources player.”
About Qiao Xing Universal Resources,Inc.
Qiao Xing Universal Resources, Inc. is a leading player in the molybdenum-mining industry with meaningful size in the resources industry. XING focuses on mining and processing rare metal ores and several strategically important base-metal ores, including molybdenum, copper, lead and zinc. XING currently owns a 100% equity interest in Balinzuo Banner Xinyuan Mining Co., Ltd. and a 34.53% equity interest in Chifeng Aolunhua Mining Co., Ltd, as well as the right to receive 100% of the expected economic residual returns from Chifeng Haozhou Mining Co., Ltd.
XING was one of the first Chinese companies to be listed on NASDAQ (in 1999) as one of the leading players in the telecommunication-terminal product business in China. In 2007, XING made the strategic decision to diversify into the resources industry. Since then, XING has made several acquisitions in the resources industry and divested its fixed-line and budget mobile phone businesses. To reflect this change, XING changed its corporate name to Qiao Xing Universal Resources, Inc., effective January 28, 2010.
XING continues to evaluate acquisition opportunities in the resources area to strengthen its foothold in the industry. At the same time, XING is also working to divest its remaining mobile-phone business to become a pure-play resources company.
Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions, performance or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed. You should not place undue reliance on these forward-looking statements.Forward-looking statements include all statements other than statements of historical facts, such as estimates of revenue and profit, anticipated mining capacity and production volumes, long-term growth prospects for the resources industry, XING and value for XING’s shareholders, mine development and capital expenditures, mine production and development plans, estimates of proven and probable reserves and other mineralized material, expectations with respect to supply and demand for mineral resources and XING’s transition to a pure resources company and bigger player within the resources industry. Readers are cautioned that forward-looking statements are not guarantees of future performance and actual results may differ materially from those projected, anticipated or assumed in the forward-looking statements.Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statements. All information provided in this press release is as of April 7, 2011.
Company Contact:
Qiao Xing Universal Resources
Rick Xiao, Vice President
Phone: +86-752-282-0268
Email: rick@qiaoxing.com
USA IR AGENCY
CCG Investor Relations Inc.
Mabel Zhang, Associate Partner
Phone: +1 310 954 1353 (Los Angeles)
E-mail: mabel.zhang@ccgir.com